Exhibit (a)(5)



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August 31, 1998

       TO:    Carlyle Real Estate Limited Partnership - VII Limited Partners

  SUBJECT:    INCREASED OFFER!

         We Will Purchase Your Partnership Interests for $37.50 Per Unit

Dear Fellow Limited Partner:

         As you are aware, we had previously filed an offer to purchase your units for $20 and once again for $30. We found that there was substantial misunderstanding by limited partners as to what we were proposing to purchase and why. We are making this increase in the offer price based, in large part, upon the belief that the limited partners do not fully understand what we believe to be an excellent offer. We are also extending the offer through September 30, 1998.

We believe it is significant that the General Partner:

         1. Cannot provide any assurance that the partnership will, in fact, liquidate by year-end.

         2. Cannot provide any assurance that there will be any distribution at all to investors albeit the General Partner expects it to be between $40 and $80 per Unit. You will recall that the partnership made a large distribution in May and now only holds reserve funds. The General Partner has expressed the desire to liquidate the fund prior to year end, if feasible.

The Purchasers believe that while there is no guarantee that the partnership will wrap up its affairs by year-end, a sale of partnership units at $37.50 offers the Purchasers the potential for a modest gain, and provides a desirable liquidation price for Unit holders in light of the risks that:

                  1. The partnership may not liquidate by year-end in which case all limited partners will be forced to file tax information - at potentially substantial accounting costs for the relatively small amount of money involved - for two more years rather than just for 1998, and

                  2. The partnership may pay something less than the $37.50 the Purchasers are willing to pay now, and may make whatever payment they make sometime after the first of the year.

The Purchasers believe that a substantial number of investors, particularly those with fewer than 25 units (or less than $1,000 in remaining value if the minimum estimated remaining distribution of $40 per Unit is received), may wrap up their investment now on favorable terms without having to continue to be subject to the risks of the partnership, and without having to risk a diminution of the final proceeds. Investors in Carlyle VII have already received far in excess of their original $1,000


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per unit investment. We believe that many partners want to be certain that their investment ends this year and are not willing to take the additional risk that it will continue or that less than $40 to $80 per unit will be distributed upon final liquidation whenever that occurs. These potential distributions are less
than  2%  of  the  total  distributions  received  from  this  investment,   and
accordingly, we believe that many will be willing to "trade" the potential additional distributions for the certainty offered by accepting our offer.

The Purchasers urge you to look once again at your situation to see if it doesn't make sense for you to accept the Offer in light of the amount of money involved. Understand that the Purchasers intend to make money by virtue of this purchase, but the Purchasers are not concerned whether or not the partnership final liquidation occurs in 1998 or in 1999. And the Purchasers are willing to take on the risks that the final distribution will be less than the $37.50 offer being made.

         If final liquidation happens after December 31, 1998, limited partners will have to file tax returns for 1999. Many partners do not want to face this prospect as it can be very expensive to have taxes prepared when K-1 information is included.

If you decide that continuing to be subject to the risks described here is not economically wise for you, please accept the Purchaser's offer as made herewith.

After carefully reading the Offer, if you elect to tender your Units, mail (using the enclosed pre-addressed, postage paid envelope) or telecopy a duly completed and executed copy of the light blue Letter of Transmittal and Change of Address forms, and any other documents required by the Letter of Transmittal, to the Depositary for the Offer at:

                           MacKenzie Patterson, Inc.,
                               1640 School Street
                            Moraga, California 94556

                            Telecopy: (925) 631-9119

If you have any questions or need assistance, please call the Depository at 800-854-8357.

              This Offer expires (unless extended) September 30, 1998